Similarweb Announces Acquisition of 42matters, Strengthening Leadership in App Intelligence

TEL AVIV, Israel, July 1, 2024 – Similarweb Ltd. (NYSE: SMWB), a leading digital intelligence company, announced today its acquisition of 42matters, a prominent app intelligence provider headquartered in Zurich, Switzerland. The acquisition marks a significant step in expanding Similarweb’s data capabilities in the rapidly growing app analytics market, which is expected to reach $15.7 billion by 2028, with a CAGR of 20.2%.

Integrating 42matters’ advanced solutions across app store data, app engagement data, and mobile SDK data will significantly expand Similarweb’s app intelligence solution. The expanded app intelligence offering will provide enhanced insights for app owners into the performance of their own apps versus those of their competitors, as well as more comprehensive visibility of user engagement and technology stacks, empowering app owners to optimize their app distribution, marketing strategies and development roadmaps.

“By incorporating 42matters’ unique data and expertise, we are strengthening our app intelligence offering and also laying the foundations for further leadership and innovation in the digital intelligence market,” Similarweb CEO Or Offer said. “Our comprehensive offerings empower businesses to make smarter, data-driven decisions and dominate across all digital channels - web, mobile and app.”

42matters’ app data covers 12 app store platforms, over 2.1 million publishers, 2,600+ SDKs, and more than 20 million apps. This acquisition immediately expands the Similarweb Data-as-a-Service (DaaS) catalog, creating new opportunities for customers to leverage and integrate Similarweb Digital Data into their operation and growth strategies.

Additionally, Similarweb will leverage the expertise and know-how of the 42matters team to innovate and expand its offerings. The inclusion of mobile SDK data, in particular, will allow Similarweb to offer deeper insights into app development and usage patterns. For example, app owners will have visibility into competitors’ tech stacks, such as the use of app SDKs for integration with specific advertising channels.

“We are excited to join forces with Similarweb, a company that shares our vision for the future of app intelligence,” 42matters CEO Andrea Girardello said. “Together, we will continue to innovate and provide unparalleled insights to our customers. We will leverage our unique datasets and Similarweb’s comprehensive digital intelligence platform, enhancing our ability to serve leading brands like Comcast, Criteo, Ogury, and many more. As part of the Similarweb team, we will continue to serve our existing customers, while helping them integrate app data with web data for a more complete picture of the digital world.”

42matters will continue to operate as 42matters, a Similarweb company. Financial terms of the acquisition were not disclosed.

About Similarweb

Similarweb powers businesses to win their market with leading Digital Data. Similarweb reveals what is happening online and provides businesses with the essential digital data & analytics needed to build strategy, optimize customer acquisition and increase monetization. We empower our users to be the first to discover and capture the best business opportunities and stay alert to react instantly to emerging threats to their business. Similarweb products are easy to use and integrated into users’ workflow, powered by advanced technology, and based on comprehensive digital data.

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David F. Carr
Similarweb
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Similarweb
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Disclaimer: All names, brands, trademarks, and registered trademarks are the property of their respective owners. The data, reports, and other materials provided or made available by Similarweb consist of or include estimated metrics and digital insights generated by Similarweb using its proprietary algorithms, based on information collected by Similarweb from multiple sources using its advanced data methodologies. Similarweb shall not be responsible for the accuracy of such data, reports, and materials and shall have no liability for any decision by any third party based in whole or in part on such data, reports, and materials.